Exhibit 99.125

NR: 21-07 | February 17, 2021

Skeena Discovers New In-Pit Mineralization at

Eskay Creek Including 4.80 g/t AuEq over 30.50 metres

Vancouver, BC (February 17, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report additional diamond drill core results from the Phase 2 campaign of definition and exploration drilling at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. The Phase 2 infill program, focused upon resource category conversions for the Pre-Feasibility Study (“PFS”) on open-pit constrained resources, is now complete. The Company has also recently completed a 5,000 m near-mine exploration program at Eskay Creek and is awaiting results. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek Infill Drilling Highlights

New 21C-HW Zone:

●	4.33 g/t Au, 13 g/t Ag (4.50 g/t AuEq) over 20.05 m (SK-20-692)

●	4.65 g/t Au, 11 g/t Ag (4.80 g/t AuEq) over 30.50 m (SK-20-780)

21C Zone:

●	3.87 g/t Au, 7 g/t Ag (3.96 g/t AuEq) over 24.70 m (SK-20-721)

●	2.69 g/t Au, 30 g/t Ag (3.09 g/t AuEq) over 33.92 m (SK-20-735)

●	3.20 g/t Au, 83 g/t Ag (4.31 g/t AuEq) over 29.35 m (SK-20-748)

21E Zone:

●	3.34 g/t Au, 160 g/t Ag (5.48 g/t AuEq) over 24.50 m (SK-20-742)

●	5.68 g/t Au, 38 g/t Ag (6.18 g/t AuEq) over 28.02 m (SK-20-752)

●	4.11 g/t Au, 164 g/t Ag (6.30 g/t AuEq) over 28.09 m (SK-20-757)

●	3.85 g/t Au, 53 g/t Ag (4.55 g/t AuEq) over 26.10 m (SK-20-759)

●	2.49 g/t Au, 213 g/t Ag (5.34 g/t AuEq) over 25.50 m (SK-20-763)

●	3.14 g/t Au, 114 g/t Ag (4.65 g/t AuEq) over 40.89 m (SK-20-764)

21B, HW Zones:

●	3.92 g/t Au, 26 g/t Ag (4.27 g/t AuEq) over 25.00 m (SK-20-754)

●	5.35 g/t Au, 113 g/t Ag (6.86 g/t AuEq) over 15.50 m (SK-20-773)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

New In-Pit Mineralization Discovered Above the 21C Zone

Situated within the open-pit contemplated by the Company’s 2019 Preliminary Economic Assessment, a previously unrecognized zone of mineralization has been discovered above the 21C Zone. Examples of this recently drilled mineralization (21C-HW Zone) include 4.65 g/t Au, 11 g/t Ag (4.80 g/t AuEq) over 30.50 m (SK-20-780), 4.33 g/t Au, 13 g/t Ag (4.50 g/t AuEq) over 20.05 m (SK-20-692), and 1.39 g/t Au, 8 g/t Ag (1.49 g/t AuEq) over 29.25 m (and SK-20-698).

A subvertical, reactivated synvolcanic structure, this newly documented zone of discordant, replacement-style mineralization occurs uncharacteristically in the hanging-wall andesites and interflow sediments above the historically mined Contact Mudstones. To date, the 21C-HW Zone mineralization has been outlined over a strike length of 160 m and is open for expansion along strike and dip. Prior to the discovery of this mineralization, the only other occurrence of an economically mineralized synvolcanic structure in the hanging wall rocks of the Eskay Creek deposits occurs at the fittingly named HW (Hanging Wall) Zone, which is situated stratigraphically above the Contact Mudstones of the 21B Zone.

“Although this newly developing zone is in its infancy, there are many positive implications associated with this finding from both a resource development and exploration perspective” comments Paul Geddes, the Company’s Vice President of Exploration and Resource Development. “Firstly, this portion of the pit constrained resource was considered unmineralized waste rock due to a lack of drill hole sampling by previous operators and it will now likely translate into additional resources in the Company’s upcoming resource update, which is expected to be released this spring. Secondly, this new information clearly demonstrates that the Eskay Creek mineralizing events in the hanging wall rocks were not constrained to a single locale as exemplified by the original HW Zone. This discovery fortifies the sizable exploration potential of this large-scale mineralizing system for both near mine and regional resource expansion.”

21E Zone Continues to Validate High Tenor of Pit Constrained Mineralization

Equally as impressive are the tenor and widths that have recently been drilled in the 21E Zone as is highlighted by 27.13 g/t Au, 271 g/t Ag (30.74 g/t AuEq) over 10.00 m (SK-20-746) including impressive subintervals grading 109.00 g/t Au, 199 g/t Ag (111.65 g/t AuEq) over 1.00 m and 89.10 g/t Au, 2,450 g/t Ag (121.77 g/t AuEq) over 0.80 m. This intercept represents a 20 m step out and potential expansion of in-pit resources due to its location outside the limits of the existing resource model. The 21E Zone is situated on the eastern flank of the Eskay Creek deposits and represent a combination of primary exhalative mineralization overprinted and enriched by auriferous fluids during protracted reactivation of synvolcanic structures.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by the end of 2021. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Length-Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-692	78.40	98.45	20.05	4.33	13	4.50	21C
Including	79.40	80.40	1.00	9.89	19	10.14	21C
SK-20-698	79.05	108.30	29.25	1.39	8	1.49	21C
SK-20-698	120.25	135.30	15.05	1.77	71	2.72	21C
SK-20-720	121.65	160.00	38.35	2.43	33	2.86	21C
Including	142.94	143.82	0.88	21.20	8	21.31	21C
and	143.82	145.00	1.18	9.99	13	10.16	21C
SK-20-721	127.30	152.00	24.70	3.87	7	3.96	21C
Including	138.24	139.07	0.83	15.10	<5	15.10	21C
and	139.07	139.72	0.65	10.05	<5	10.05	21C
and	139.72	140.37	0.65	10.60	<5	10.60	21C
and	140.37	141.36	0.99	13.90	7	13.99	21C
SK-20-722	123.66	129.50	5.84	1.15	14	1.34	21C
SK-20-722	137.00	152.00	15.00	3.38	10	3.52	21C
Including	138.00	138.50	0.50	49.30	27	49.66	21C
SK-20-723	18.00	21.10	3.10	3.37	100	4.70	21E
SK-20-723	27.80	40.86	13.06	1.54	109	2.99	21E
Including	37.00	37.50	0.50	2.59	1515	22.79	21E
SK-20-724	20.00	24.26	4.26	4.27	110	5.73	21E
Including	22.00	23.00	1.00	7.81	199	10.46	21E
SK-20-724	35.50	46.00	10.50	1.77	258	5.21	21E
Including	45.00	45.50	0.50	3.36	3050	44.03	21E
SK-20-726	162.00	172.06	10.06	0.75	5	0.82	21C
SK-20-726	175.00	179.03	4.03	1.24	5	1.31	21C
SK-20-727	119.12	134.50	15.38	1.18	11	1.32	21E
SK-20-727	143.50	153.00	9.50	0.70	40	1.23	21E
SK-20-728	112.00	126.50	14.50	1.12	31	1.53	21E
SK-20-728	129.50	150.00	20.50	1.17	107	2.60	21E
Including	136.87	137.50	0.63	1.84	999	15.16	21E
SK-20-729	141.72	147.52	5.80	1.32	8	1.43	21C
SK-20-731	7.64	22.85	15.21	1.43	370	6.36	HW
Including	13.00	16.00	3.00	2.55	1475	22.22	HW
SK-20-731	32.58	45.00	12.42	0.66	35	1.12	HW
SK-20-732	8.70	17.42	8.72	6.33	884	18.11	HW
Including	8.70	10.00	1.30	11.05	5460	83.85	HW
and	10.00	11.00	1.00	12.75	253	16.12	HW
and	11.00	12.50	1.50	13.85	128	15.56	HW
SK-20-732	20.50	23.00	2.50	0.73	20	0.99	HW
SK-20-732	27.00	38.00	11.00	0.82	9	0.94	HW
SK-20-735	126.00	134.23	8.23	4.51	480	10.91	21C

Hole-ID	From (m)	To (m)	Core Length	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
Including	127.00	128.00	1.00	7.03	923	19.34	21C
and	128.00	128.97	0.97	0.99	1180	16.72	21C
and	130.20	131.00	0.80	3.70	932	16.13	21C
and	131.00	131.60	0.60	16.85	966	29.73	21C
and	132.10	133.10	1.00	7.73	172	10.02	21C
SK-20-735	147.80	159.00	11.20	4.23	231	7.31	21C
Including	147.80	148.80	1.00	1.04	759	11.16	21C
and	148.80	149.80	1.00	1.30	1030	15.03	21C
and	149.80	150.53	0.73	1.50	768	11.74	21C
and	154.23	155.00	0.77	31.00	46	31.61	21C
and	155.00	156.00	1.00	13.05	13	13.22	21C
SK-20-735	162.08	196.00	33.92	2.69	30	3.09	21C
Including	176.50	178.00	1.50	23.00	90	24.20	21C
and	178.00	178.50	0.50	7.36	225	10.36	21C
SK-20-735	200.50	207.96	7.46	0.96	7	1.04	21C
SK-20-735	210.50	215.00	4.50	1.39	5	1.46	21C
SK-20-736	47.50	52.00	4.50	3.82	211	6.63	21E
SK-20-736	55.55	58.50	2.95	0.61	113	2.12	21E
SK-20-737	67.45	74.21	6.76	1.40	15	1.60	21E
SK-20-737	92.45	105.50	13.05	1.03	141	2.91	21E
Including	102.50	104.00	1.50	1.26	1040	15.13	21E
SK-20-738	109.00	135.45	26.45	2.53	42	3.09	21E
SK-20-739	53.81	56.00	2.19	1.56	6	1.64	21E
SK-20-740	100.64	115.50	14.86	8.02	541	15.23	21E
Including	106.50	107.97	1.47	17.80	4820	82.07	21E
and	107.97	109.50	1.53	20.10	387	25.26	21E
and	111.00	112.50	1.50	13.15	7	13.24	21E
and	112.50	114.00	1.50	12.90	13	13.07	21E
SK-20-741	65.00	67.27	2.27	1.34	10	1.47	21E
SK-20-741	148.50	160.00	11.50	1.74	21	2.01	21E
SK-20-742	4.76	14.25	9.49	1.36	26	1.71	21E
SK-20-742	22.00	30.52	8.52	0.57	48	1.21	21E
SK-20-742	53.00	56.00	3.00	1.12	7	1.21	21E
SK-20-742	60.00	84.50	24.50	3.34	160	5.48	21E
Including	62.00	63.00	1.00	3.58	723	13.22	21E
and	63.00	64.00	1.00	3.91	592	11.80	21E
and	64.00	64.91	0.91	3.22	820	14.15	21E
and	64.91	65.86	0.95	2.78	691	11.99	21E
and	79.60	81.00	1.40	9.46	60	10.26	21E
SK-20-743	73.00	83.00	10.00	1.35	39	1.87	21E
SK-20-743	86.00	100.00	14.00	1.61	6	1.69	21E
SK-20-744	33.20	35.20	2.00	0.33	44	0.92	21E
SK-20-744	73.65	93.50	19.85	1.78	11	1.94	21E
SK-20-745	79.35	104.50	25.15	1.55	19	1.81	21E
SK-20-745	109.20	111.50	2.30	0.53	45	1.13	21E
SK-20-746	56.00	66.00	10.00	27.13	271	30.74	21E
Including	59.44	60.40	0.96	29.30	36	29.78	21E
and	60.40	61.40	1.00	109.00	199	111.65	21E
and	61.40	62.20	0.80	89.10	2450	121.77	21E
and	62.20	63.10	0.90	40.80	350	45.47	21E
and	63.10	64.00	0.90	11.95	42	12.51	21E
SK-20-746	81.06	86.45	5.39	2.13	36	2.60	21E
Including	85.40	85.90	0.50	8.51	143	10.42	21E
SK-20-747	3.77	8.50	4.73	0.43	218	3.33	21E
SK-20-747	13.00	26.30	13.30	0.87	154	2.92	21E

Hole-ID	From (m)	To (m)	Core Length	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
Including	20.50	22.00	1.50	1.89	1065	16.09	21E
SK-20-748	118.00	120.50	2.50	0.10	246	3.38	21C
SK-20-748	126.91	133.28	6.37	3.35	596	11.30	21C
Including	126.91	127.50	0.59	6.04	770	16.31	21C
and	127.50	128.50	1.00	3.14	1505	23.21	21C
and	128.50	129.00	0.50	1.08	808	11.85	21C
and	129.00	129.67	0.67	12.50	549	19.82	21C
SK-20-748	145.15	174.50	29.35	3.20	83	4.31	21C
Including	159.00	160.00	1.00	12.45	40	12.98	21C
and	170.81	171.73	0.92	8.68	192	11.24	21C
and	171.73	173.00	1.27	11.15	14	11.34	21C
SK-20-748	180.50	198.61	18.11	0.90	19	1.16	21C
SK-20-748	201.50	220.50	19.00	1.13	5	1.20	21C
SK-20-749	9.18	27.15	17.97	1.15	176	3.50	21E
Including	24.90	25.70	0.80	2.55	2180	31.62	21E
SK-20-749	49.30	94.00	44.70	2.01	54	2.73	21E
Including	90.00	91.00	1.00	1.95	1075	16.28	21E
SK-20-750	10.58	24.00	13.42	1.06	75	2.06	21E
SK-20-750	54.60	65.00	10.40	6.01	6	6.09	21E
Including	60.63	62.00	1.37	14.10	<5	14.10	21E
SK-20-751	9.00	15.68	6.68	0.84	21	1.12	21E
SK-20-751	18.50	21.50	3.00	0.91	40	1.43	21E
SK-20-751	45.50	57.00	11.50	2.25	5	2.32	21E
SK-20-752	8.26	14.00	5.74	0.84	79	1.90	21E
SK-20-752	19.50	27.00	7.50	0.85	29	1.24	21E
SK-20-752	47.98	76.00	28.02	5.68	38	6.18	21E
Including	59.68	60.64	0.96	21.30	129	23.02	21E
and	64.90	66.00	1.10	11.00	8	11.11	21E
and	67.50	69.00	1.50	17.40	104	18.79	21E
and	69.00	70.50	1.50	14.50	64	15.35	21E
and	70.50	71.75	1.25	9.64	41	10.19	21E
SK-20-753	142.70	160.00	17.30	2.54	5	2.61	21B
SK-20-753	165.50	168.00	2.50	0.79	5	0.85	21B
SK-20-754	147.00	172.00	25.00	3.92	26	4.27	21B
Including	166.00	167.50	1.50	9.76	56	10.51	21B
and	167.50	169.00	1.50	11.30	84	12.42	21B
SK-20-754	176.50	179.50	3.00	0.77	5	0.84	21B
SK-20-756	168.32	171.00	2.68	8.26	5	8.32	21C
Including	168.32	169.50	1.18	12.05	5	12.12	21C
SK-20-756	181.50	187.50	6.00	0.99	5	1.05	21C
SK-20-757	56.21	58.65	2.44	1.73	37	2.21	21E
SK-20-757	101.91	130.00	28.09	4.11	164	6.30	21E
Including	103.79	105.00	1.21	12.65	121	14.26	21E
and	112.20	113.26	1.06	21.30	630	29.70	21E
and	121.60	122.75	1.15	16.15	800	26.82	21E
and	122.75	124.18	1.43	4.07	1460	23.54	21E
SK-20-759	57.00	59.80	2.80	0.92	5	0.99	21E
SK-20-759	63.55	89.65	26.10	3.85	53	4.55	21E
Including	71.00	72.00	1.00	11.00	82	12.09	21E
and	81.00	82.00	1.00	12.20	230	15.27	21E
and	82.00	83.00	1.00	9.18	150	11.18	21E
and	84.00	85.00	1.00	11.00	178	13.37	21E
and	85.00	85.65	0.65	10.70	144	12.62	21E
SK-20-760	64.15	81.50	17.35	1.89	37	2.37	21E
Including	71.50	72.85	1.35	9.94	110	11.41	21E

Hole-ID	From (m)	To (m)	Core Length	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-761	59.30	61.35	2.05	1.17	26	1.52	21E
SK-20-761	64.90	70.25	5.35	0.61	13	0.79	21E
SK-20-761	108.25	111.95	3.70	3.41	15	3.61	21E
SK-20-762	103.96	108.50	4.54	0.92	24	1.25	21E
SK-20-763	83.10	86.00	2.90	1.60	11	1.75	21E
SK-20-763	114.50	140.00	25.50	2.49	213	5.34	21E
Including	115.90	117.40	1.50	9.33	76	10.34	21E
and	128.75	129.50	0.75	13.35	4300	70.68	21E
and	131.00	131.90	0.90	4.30	434	10.09	21E
SK-20-764	74.11	115.00	40.89	3.14	114	4.65	21E
Including	101.03	103.00	1.97	9.49	684	18.61	21E
and	103.00	105.00	2.00	19.15	86	20.30	21E
and	112.00	114.00	2.00	4.06	720	13.66	21E
SK-20-765	158.50	162.60	4.10	1.03	5	1.10	21C
SK-20-765	168.50	177.68	9.18	1.18	5	1.25	21C
SK-20-766	9.00	14.00	5.00	0.65	17	0.87	21E
SK-20-766	18.20	26.50	8.30	0.72	115	2.25	21E
SK-20-766	54.50	73.60	19.10	1.64	19	1.90	21E
SK-20-767	87.55	108.50	20.95	1.99	34	2.44	21E
SK-20-767	113.00	120.00	7.00	2.54	8	2.64	21E
SK-20-768	39.00	43.00	4.00	0.63	29	1.01	21E
SK-20-768	66.70	69.50	2.80	0.29	511	7.10	21E
SK-20-768	83.00	97.50	14.50	5.60	22	5.89	21E
Including	93.00	94.50	1.50	12.25	15	12.45	21E
and	94.50	96.00	1.50	23.30	23	23.61	21E
SK-20-769	84.50	90.00	5.50	1.25	8	1.36	21E
SK-20-769	96.00	99.00	3.00	0.57	60	1.36	21E
SK-20-769	108.00	124.00	16.00	1.84	90	3.04	21E
SK-20-770	59.00	72.17	13.17	4.98	28	5.35	HW
Including	67.42	68.21	0.79	12.85	36	13.33	HW
SK-20-771	62.88	82.10	19.22	4.15	94	5.40	HW
Including	69.97	70.66	0.69	81.10	1595	102.37	HW
SK-20-772	71.74	78.00	6.26	3.65	358	8.43	HW
Including	74.00	75.00	1.00	4.40	1065	18.60	HW
and	75.00	76.13	1.13	6.45	300	10.45	HW
SK-20-773	69.50	85.00	15.50	5.35	113	6.86	HW
Including	73.00	74.00	1.00	25.90	166	28.11	HW
and	74.00	76.26	2.26	11.15	569	18.74	HW
SK-20-774	118.00	120.30	2.30	5.77	67	6.66	21B
Including	119.75	120.30	0.55	15.15	243	18.39	21B
SK-20-774	128.60	138.50	9.90	3.14	36	3.62	21B
Including	134.00	135.50	1.50	9.59	97	10.88	21B
SK-20-774	143.00	153.00	10.00	1.30	13	1.48	21B
SK-20-774	173.00	183.50	10.50	2.37	58	3.14	21B
Including	178.00	179.00	1.00	15.95	550	23.28	21B
SK-20-775	122.50	125.50	3.00	1.65	8	1.76	21B
SK-20-775	133.50	154.00	20.50	2.15	110	3.62	21B
Including	134.00	135.00	1.00	16.30	305	20.37	21B
and	136.50	137.00	0.50	3.63	1400	22.30	21B
and	137.00	137.50	0.50	4.14	1360	22.27	21B
SK-20-775	162.00	165.00	3.00	0.69	12	0.85	21B
SK-20-775	168.50	177.50	9.00	1.82	9	1.94	21B
SK-20-775	182.00	186.50	4.50	1.40	5	1.47	21B
SK-20-776	140.00	150.00	10.00	9.00	68	9.91	21E
Including	141.00	142.50	1.50	20.90	83	22.01	21E

Hole-ID	From (m)	To (m)	Core Length	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
and	144.00	145.50	1.50	10.85	50	11.52	21E
and	145.50	147.00	1.50	14.15	100	15.48	21E
SK-20-777	31.00	33.21	2.21	1.51	24	1.83	21E
SK-20-778	28.00	30.50	2.50	0.89	30	1.29	21E
SK-20-778	142.85	154.00	11.15	3.80	30	4.20	21E
SK-20-780	78.50	109.00	30.50	4.65	11	4.80	21C
Including	86.60	88.10	1.50	19.85	20	20.12	21C
SK-20-780	112.40	114.65	2.25	1.04	10	1.17	21C
SK-20-780	120.55	123.40	2.85	4.33	41	4.88	21C
Including	121.40	122.40	1.00	10.75	82	11.84	21C
SK-20-780	126.60	148.00	21.40	3.27	8	3.37	21C
Including	128.60	130.00	1.40	11.75	21	12.03	21C
and	130.00	131.00	1.00	11.80	14	11.99	21C
SK-20-781	38.40	42.96	4.56	1.70	5	1.76	HW
SK-20-782	48.00	56.05	8.05	2.61	5	2.67	HW
SK-20-783	34.00	36.00	2.00	1.07	5	1.14	HW
SK-20-783	40.00	50.00	10.00	2.59	16	2.81	HW
SK-20-784	32.00	44.50	12.50	2.33	428	8.04	HW
Including	40.00	41.50	1.50	3.73	774	14.05	HW
and	41.50	43.00	1.50	2.70	1515	22.90	HW
SK-20-786	43.40	51.15	7.75	2.04	257	5.47	HW
Including	49.00	49.70	0.70	4.72	1925	30.39	HW
SK-20-786	54.30	60.30	6.00	1.35	63	2.19	HW
SK-20-787	34.13	36.30	2.17	0.64	13	0.81	HW
SK-20-787	39.75	46.50	6.75	2.03	41	2.58	HW
SK-20-787	50.17	53.70	3.53	1.20	88	2.37	HW
SK-20-787	59.70	63.00	3.30	0.51	62	1.34	HW
SK-20-788	175.17	219.50	44.33	2.22	23	2.52	21C
SK-20-793	63.95	66.08	2.13	1.24	23	1.55	21E
SK-20-793	70.50	102.56	32.06	2.29	30	2.69	21E
Including	98.50	99.41	0.91	17.15	174	19.47	21E
SK-20-807	42.25	44.36	2.11	5.96	253	9.33	21B/NEX
SK-20-807	54.35	64.30	9.95	1.27	13	1.43	21B/NEX
SK-20-807	68.00	75.00	7.00	1.12	5	1.19	21B/NEX
SK-20-725						ABANDONED
SK-20-730						ABANDONED
SK-20-733						NOT DRILLED
SK-20-734						NOT DRILLED
SK-20-755						ABANDONED
SK-20-758						ABANDONED
SK-20-779						ABANDONED
SK-20-785						ABANDONED
SK-20-789						NOT DRILLED
SK-20-790						NOT DRILLED
SK-20-791						NOT DRILLED
SK-20-792						NOT DRILLED
SK-20-794						ASSAYS PENDING
SK-20-795						NOT DRILLED
SK-20-796						NOT DRILLED
SK-20-797						NOT DRILLED
SK-20-798						NOT DRILLED
SK-20-799						NOT DRILLED
SK-20-800						NOT DRILLED
SK-20-801						NOT DRILLED
SK-20-802						NOT DRILLED

Hole-ID	From (m)	To (m)	Core Length	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-803						NOT DRILLED
SK-20-804						NOT DRILLED
SK-20-805						NOT DRILLED
SK-20-806						NOT DRILLED

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero. NSA – No Significant Assays.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-692	9718.0	10727.4	876.5	102.6	114.0	-72.0
SK-20-698	9717.6	10728.0	885.2	148.3	130.3	-69.2
SK-20-720	9757.6	10745.1	893.2	160.0	150.0	-76.0
SK-20-721	9757.2	10745.9	894.0	152.0	170.1	-83.0
SK-20-722	9756.8	10745.3	894.1	152.0	180.0	-78.1
SK-20-723	10080.4	10292.6	967.7	50.0	42.9	-74.9
SK-20-724	10078.3	10295.9	974.3	46.0	260.1	-82.1
SK-20-725	9718.0	10727.4	876.5	31.0	90.1	-51.2
SK-20-726	9718.4	10727.2	882.0	190.0	92.4	-51.0
SK-20-727	10142.3	10496.9	961.2	153.0	265.8	-71.0
SK-20-728	10142.8	10495.8	963.5	150.0	250.2	-70.1
SK-20-729	9755.3	10753.6	883.7	160.0	57.3	-76.9
SK-20-730	9880.2	10677.4	934.9	16.0	118.5	-88.2
SK-20-731	9952.1	10791.4	891.5	45.0	50.0	-81.0
SK-20-732	9947.0	10815.8	884.2	45.0	100.2	-85.2
SK-20-735	9762.7	10287.7	1019.7	220.0	145.1	-81.0
SK-20-736	10102.9	10643.3	929.6	75.0	90.0	-77.0
SK-20-737	10099.1	10641.9	928.9	115.0	270.2	-57.1
SK-20-738	10099.4	10642.7	929.9	150.0	269.9	-75.0
SK-20-739	10099.3	10642.8	930.8	56.0	269.9	-69.0
SK-20-740	10099.1	10641.2	930.5	120.0	270.0	-63.1
SK-20-741	10099.9	10642.9	930.6	160.0	269.8	-80.3
SK-20-742	10105.3	10305.4	974.4	103.0	134.9	-84.2
SK-20-743	10082.5	10602.1	931.2	100.0	270.4	-79.4
SK-20-744	10082.2	10602.5	932.3	97.0	270.1	-71.2
SK-20-745	10084.7	10612.9	933.5	120.0	270.2	-75.1
SK-20-746	10084.4	10613.4	933.6	94.0	270.2	-61.0
SK-20-747	10117.4	10303.3	973.3	30.0	187.5	-89.5
SK-20-748	9762.6	10287.6	1019.0	222.0	139.8	-85.6
SK-20-749	10112.2	10316.7	976.0	111.0	108.5	-89.8
SK-20-750	10112.6	10316.7	976.0	65.0	28.2	-80.0
SK-20-751	10112.1	10319.0	974.9	60.0	86.9	-75.1
SK-20-752	10112.6	10316.4	976.0	103.0	134.8	-80.1
SK-20-753	9880.2	10675.0	930.4	178.0	333.8	-89.5
SK-20-754	9862.3	10483.1	1002.4	195.4	110.0	-77.1
SK-20-755	10099.3	10642.8	930.6	59.7	270.3	-69.2
SK-20-756	9677.4	10720.5	860.0	230.0	103.9	-60.1
SK-20-757	10099.0	10642.0	930.9	130.0	270.0	-69.0
SK-20-758	9718.0	10727.4	884.8	37.0	95.0	-50.0
SK-20-759	9999.3	10666.7	937.0	92.7	140.0	-71.0
SK-20-760	9999.1	10666.8	936.9	85.0	196.2	-83.1
SK-20-761	10109.3	10649.7	930.5	130.0	270.0	-62.1
SK-20-762	10108.5	10650.3	930.9	125.0	270.0	-55.0

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-763	10109.1	10649.5	931.0	140.0	270.1	-68.0
SK-20-764	10098.9	10642.3	930.5	116.0	276.9	-45.1
SK-20-765	9717.6	10728.8	884.1	190.0	94.1	-49.0
SK-20-766	10110.4	10327.8	970.5	75.0	74.6	-89.8
SK-20-767	10133.2	10449.5	966.3	120.0	223.2	-70.3
SK-20-768	10133.6	10449.0	966.3	105.0	238.8	-60.0
SK-20-769	10134.4	10449.1	966.4	125.0	245.8	-77.0
SK-20-770	10010.9	10715.5	927.5	73.0	265.8	-75.0
SK-20-771	10009.3	10717.1	930.6	83.0	289.9	-56.9
SK-20-772	10010.5	10716.0	927.9	78.0	303.1	-68.1
SK-20-773	10010.1	10716.9	929.6	85.0	302.7	-57.0
SK-20-774	9865.4	10657.0	946.5	190.0	124.6	-54.7
SK-20-775	9866.3	10656.2	947.5	191.0	132.3	-57.1
SK-20-776	10154.1	10573.1	943.4	150.0	229.2	-52.1
SK-20-777	10155.0	10573.7	945.0	150.0	235.8	-50.0
SK-20-778	10154.4	10573.6	943.8	155.0	237.9	-55.1
SK-20-779	9675.2	10721.4	858.4	80.0	104.5	-68.2
SK-20-780	9717.7	10728.4	887.0	150.5	114.1	-72.0
SK-20-781	9962.6	10708.0	915.8	58.0	80.0	-80.1
SK-20-782	9962.6	10708.0	915.8	63.0	94.9	-66.0
SK-20-783	9962.4	10704.9	921.6	60.0	294.9	-68.0
SK-20-784	9963.1	10705.6	920.7	56.0	312.9	-79.0
SK-20-785	9675.2	10721.4	858.4	60.0	104.4	-69.5
SK-20-786	9986.9	10792.7	906.0	63.0	263.9	-85.0
SK-20-787	9984.1	10793.7	908.8	63.0	264.2	-68.0
SK-20-788	9675.2	10721.4	858.4	230.0	104.9	-69.5
SK-20-793	10098.3	10633.9	925.6	111.0	270.0	-54.0
SK-20-794	10098.3	10634.8	926.7	115.0	270.3	-61.0
SK-20-807	9936.6	10908.4	880.4	75.0	300.2	-72.9

ESKAY CREEK PROJECT
21C AND 21C-HW ZONES
VERTICAL LONGITUDINAL SECTION 9740E
40 METRE SECTION ENVELOPE
LOOKING GRID EAST
VERTICAL SECTION LINE 10720N
UNEXPLORED
NEW 21C-HW ZONES
UNEXPLORED
UNEXPLORED
BASALTS
SK-20-692: 4.50 / 20.05
SK-20-698: 1.49 / 29.25
SK-20-780: 4.80 / 30.50
UNEXPLORED
21C ZONES
CONTACT MUDSTONES
2019 PEA PIT LIMITS
NEW AU-AG MINERALIZATION
2019 AU-AG PEA RESOURCES
SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
21C ZONES
RHYOLITES
600 mASL
LOWER MUDSTONES
400 METRES
DACITES
0 mE
200 mE
400 mE